OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67009

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SCOTT T. TAYLOR, LTD.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

14482 HILLSHIRE DR.
(No. and Street)

WILLIS	TX	77318
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott T Taylor	713.688.1849	scottttaylor.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott T. Taylor, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scott T Taylor, LTD., as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JENNIFER DAWN ROGERS
Notary Public, State of Texas
Comm. Expires 08-23-2025
Notary ID 1089463-2

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Scott T. Taylor, Ltd

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended December 31, 2022

SCOTT T. TAYLOR, LTD

CONTENTS

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Scott T. Taylor, Ltd

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Scott T. Taylor, Ltd (the "Company") as of December 31, 2022, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 5, 2023

We have served as Scott T. Taylor, Ltd's auditor since 2022.

Scott T. Taylor, Ltd
Financial Statements
Statement of Financial Condition
December 31, 2022

Assets

Assets	
Cash (FDIC Insured Demand Deposit Account)	$ 43,554
Prepaid expenses	0
Accounts receivable	11,964
Total Assets	$ 55,518

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ --
Total Liabilities	--
Members' Equity	
Members' equity	
Total Members' Equity	$ 55,518
Total Liabilities and Members' Equity	$ 55,518

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Operations
For the Year-Ended December 31, 2022

Revenues	
12b-1 Fees	$ 145,994
Revenue from Sale of Insurance Based Products	4,625
Revenue from Sale of Investment Company Shares	4,419
Total Revenue	155,038
Expenses	
Regulatory fees	1,690
Professional fees	7,307
Affiliate Expenses:	
Rent Expense	24,000
TPA fees qualified plans	33,000
Other operating expenses	0
Total Expenses	65,997
Net Income	$ 89,041

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd.
Financial Statements
Statement of Cash Flows
For the Year-Ended December 31, 2022

Cash Flows from Operating Activities	
Net Income	$ 89,041
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Decrease in accounts receivable	1,849
Increase in prepaid expenses	2,500
Net cash provided by operating activities	93,390
Cash Flows from Investing Activities	
Net cash provided by investing activities	0
Cash Flows from Financing Activities	
Member draws	(90,000)
Net cash used by financing activities	(90,000)
Net increase in cash	3,389
Cash at beginning of year	40,165
Cash at end of year	$ 43,554

The accompanying notes are an integral part of these financial statements.

Scott T. Taylor, Ltd
Financial Statements
Statement of Changes in Members' Equity
For the Year-Ended December 31, 2022

Balance at December 31, 2021	$ 56,477
Net income	89,041
Member draws	(90,000)
Balance at December 31, 2022	$ 55,518

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Scott T. Taylor, Ltd (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(1), which provides the Company's operations are generally limited to transaction in mutual funds or insurance products. The Company is a Texas limited partnership that was formed in April 2005, and its customers are located throughout the United States.

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Cash represents a FDIC insured demand bank account with 100% daily liquidity. No other assets are held by the company.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes.

2. Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation

12b-1 Fees

The Company earns revenue from the sale of mutual funds and variable insurance contracts. The company has entered into selling agreements with various investment companies and insurance companies.

The Company earns 12b-1 fees, which are fees paid to Broker Dealers, that are based on the average assets held in a mutual fund or a variable insurance contract over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with sponsors of registered mutual funds or variable insurance contracts from which we receive 12b-1 fee revenue. The agreements set forth that the 12b-1 fees will be paid on the average value of assets under management for the period. The Company has met its obligations when the sale is made and has no further obligation in order to receive the fee, which is recognized at the end of each payment period.

Revenue from Sale of Insurance Based Products

The Company earns commissions from the sale of variable annuity and variable life contracts from Insurance Companies The amount of the remuneration is set forth in the relevant prospectus.

The Company earns commissions from Insurance Companies based on the premiums paid, deposits made and or average assets held in such insurance contracts over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with sponsors of such insurance contracts, which set forth the commissions that will be paid based on, premiums paid, deposits made and or the average value of assets in such contracts for the period. The Company has met its obligations when the fully underwritten contract is delivered and accepted by the insured and has no obligation to perform any activities to be due the commission, which is recognized upon delivery of the contract or at the end of each period

Revenue from the Sale of Investment Company Shares – Mutual Funds

The Company earns revenue from the sale of mutual funds. The company has entered into selling agreements with various investment companies.

The Company earns commissions from Investment Companies based on set percentages of deposits made into those investment companies over the determined period, as set forth in the relevant prospectus. The Company has entered into selling-agreements with Investment Companies, which set forth the commissions that will be paid, which are a percentages of investment deposits made into those investment companies. The Company has met its obligations when the sale is made and has no obligation to perform any further activities to be due its concession, which is recognized and recorded when all parties of met their obligation.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Related Party Transactions – Wealth Recovery, Inc. Plan Access, Ltd.

Wealth Recovery, Inc. – During the year Scott T. Taylor, Ltd paid Wealth Recovery, Inc. $24,000 for rental of office space and equipment. There are no receivables or payables to or from Wealth Recovery, Inc. as of December 31, 2022.
Plan Access, Ltd – During the year Scott T. Taylor, Ltd paid Plan Access, Ltd $33,000 for Qualified Plan (TPA) services for clients of Scott T. Taylor, Ltd. There are no receivables or payables to or from Plan Access, Ltd. as of December 31, 2022.

5. Commitments and Contingencies

As of December 31, 2022, the Company had no commitments or contingencies. There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

6. Subsequent Events

Management has evaluated subsequent events through February 5, 2023, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

7. Rent Expense

The rent expense for the year was $24,000.00 ; the amount paid was for the lease of office space, use of office equipment and supplies. The lease can be canceled with 30-day notice by lessor or lessee.

Scott T. Taylor, Ltd
Supplemental Information
Pursuant to SEA Rule 17a-5 of the
Securities and Exchange Act of 1934
as of December 31, 2022

Schedule I

Scott T. Taylor, Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 55,518
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	55,518
Deductions and/or charges	
Less Non-allowable assets	
Accounts receivable	(11,964)
Prepaid expenses	0
Net capital before haircuts on securities positions	43,554
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 43,554

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ --
Total aggregate indebtedness	$ --

Schedule I (continued)

Scott T. Taylor, Ltd
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2022

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ --
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 38,554
Ratio: Aggregate indebtedness to net capital	0.00 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

Scott T. Taylor, Ltd
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2022

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(1) because its business is limited to mutual funds and insurance products.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2022

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2022

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(1)

Scott Taylor
Scott T. Taylor, Ltd.
14482 Hillshire Drive
Willis, TX 77318

Dear Mr. Taylor:

We have reviewed management's statements, included in the accompanying Representation Report of Exemptions, in which Scott T. Taylor, Ltd. identified 15c3-3(k)(1) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Scott T. Taylor, Ltd. stated that it has met the 15c3-3(k)(1) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Report of Exemption. Scott T. Taylor, Ltd.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scott T. Taylor, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 5, 2023

Tuttle & Bond. PLLC

2954 Goehmann Lane

Fredericksburg, Texas 78624

Scott T. Taylor, LTD Exemption Report

Scott T. Taylor, LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Scott Taylor, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

President

Scott T. Taylor, Ltd

14482 Hillshire Dr

Willis TX 77318

Date of Report: January 11, 2023

Report of Independent Registered Public Accounting Firm

On The SIPC-3 Report

Required By SEC Rule 17a-5

Year Ended December 31, 2022

TuttleBond
Certified Public Accountants

Scott T. Taylor, Ltd.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2022

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Related to an Entity's Claim for Exclusion from Membership in SIPC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Scott T. Taylor, Ltd. (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed, and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to supporting schedules and working papers, noting no differences;

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 and in the related schedules and working papers, including regulatory filings, detailed revenue information and testing performed related to on revenue, noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 5, 2023

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Scott T. Taylor, Ltd is not a Member of SIPC

Scott T. Taylor, LTD - Schedule of Form SIPC-3 Revenues for the Year Ended December 31, 2022

$	155,039	Business activities through which revenue was earned
$	--	Business conducted outside the United States and its territories and possessions
$	150,413	Distribution of shares of registered open-end investment companies or unit investment trusts
$	4,626	Sale of variable annuities
$	–	Insurance commissions and fees
$	–	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$	--	Transactions in securities futures products
$	155,039	Total revenues

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ____________________ 12-15-2021
Authorized Signature/Title — Date

SIPC-3 2022

8-67009

Scott T. Taylor, LTD
14482 Hillshire Dr.
Willis TX 77318

Securities Investor Protection Corporation
1667 K Street NW, Ste 1000
Washington, DC 20006-1620

Form SIPC-3 — **FY 2022**

Certification of Exclusion From Membership.
TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the fiscal year ending 12/31/2022 its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;

☑ (II) the sale of variable annuities;

☐ (III) the business of insurance;

☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.
... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the fiscal year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.